787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 23, 2019

VIA EDGAR

Mr. Chris Edwards

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Clovis Oncology, Inc. (the “Company”)
Registration Statement on Form S-3
Filed December 16, 2019
File No. 333-235536

Dear Mr. Edwards:

On behalf of Clovis Oncology, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 20, 2019 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-3 (File No. 333-235536), as filed with the Commission on December 16, 2019 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the comment contained in the Comment Letter.

For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto.

Securities and Exchange Commission

December 23, 2019

Comment:

General

1.

We note that your forum selection provision in Article XIII of your Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised page 6 of Amendment No. 1 to include the following disclosure:

“Exclusive Forum Charter Provision

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

The exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is

Securities and Exchange Commission

December 23, 2019

uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this provision may have the effect of discouraging lawsuits against our directors and officers.”

The Company will also include substantially similar disclosure in its Annual Report on Form 10-K for the year ending December 31, 2019 and in future registration statements, as applicable.

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We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me with any questions or comments regarding this correspondence.

Sincerely,

/s/ Thomas Mark

Thomas Mark

cc:	Patrick J. Mahaffy, Clovis Oncology, Inc.